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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D
                                (RULE 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.___) (1)


                        Edac Technologies Corporation
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                               (Name of Issuer)


                         Common Stock $.0025 par value
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                        (Title of Class of Securities)


                                 279285 10 0
                           ----------------------------
                                (CUSIP Number)



                               GERALD C. SMITH
                              63 Castleman Drive
                        Southington, Connecticut 06489
                           Telephone: 860-628-0183
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              December 31, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                             (Page 1 of 5 Pages)

--------------------
(1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  2    OF  5     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Gerald C. Smith

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/


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3      SEC USE ONLY


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4      SOURCE OF FUNDS*


         N/A

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

         N/A

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            398,510.8
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        398,510.8
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                              0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         398,510.8
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.6%
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14     TYPE OF REPORTING PERSON IN


       IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.   279285 10 0                          PAGE  3    OF  5     PAGES
          ----------------                            ---     ------

Item 1.         Security and Issuer.
                Common Stock, par value $.0025


                Edac Technologies Corporation
                1790 New Britain Avenue
                Farmington, CT 06032


Item 2.         Identity and Background.

                Gerald C. Smith is a former partner of G.I. Keg, a Connecticut general partnership that was formed for the purposes of acquiring shares of the common stock of Edac Technologies Corporation (the "Stock"). Keg was dissolved on December 31, 1996 and 385,903.4 shares of the Stock formerly held by Keg will be distributed to Gerald W. Smith.

                (a) Gerald C. Smith
                (b)  Residence address:  63 Castleman Drive
                                         Southington, CT 06489
                (c) Retired
                (d) No
                (e) No
                (f) United States


Item 3.         Source and Amount of Funds or Other Consideration.

                Not applicable.

Item 4.         Purpose of Transaction.


                Gerald C. Smith received 385,903.4 shares of Stock by distribution due to the dissolution of the Keg general partnership. Gerald C. Smith has no present plans or proposals that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.


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CUSIP NO.   279285 10 0                          PAGE  4    OF  5     PAGES
          ----------------                            ---     ------


Item 5.         Interest in Securities of the Issuer.

                (a) Gerald C. Smith beneficially owns 398,510.8 shares representing 10.6% of the outstanding Stock as of January 2, 1997.

                (b)     Sole voting power:         398,510.8
                        Shared voting power:       0
                        Sole dispositive power:    398,510.8
                        Shared dispositive power:  0

                (c) Not applicable.

                (d) Not applicable.

                (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                Not applicable.


Item 7.         Material to be Filed as Exhibits.

                Not applicable.



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CUSIP NO.   279285 10 0                          PAGE  5    OF  5     PAGES
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  January 10, 1997

                                    /S/
                                    ---------------------------
                                    Gerald C. Smith